Donald R. Reynolds
dreynolds@wyrick.com

January 7, 2011

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention:  Millwood Hobbs

Re:
WebMediaBrands Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010,
June 30, 2010 and September 30, 2010
Filed May 14, 2010, August 12, 2010 and November 4, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2010
File No. 000-26393

Ladies and Gentlemen:

We write this letter on behalf of our client WebMediaBrands Inc., or WMB, in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated December 9, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.
We note a link to Mr. Meckler’s blog on your website where Mr. Meckler has provided updates on future acquisitions, stock option purchases and new services.  Please explain to us whether these updates conveyed information in compliance with Regulation FD and other Commission rules and regulations.  For guidance, please refer to SEC Interpretative Release 34-58288 (Commission Guidance on the Use of Company Web Sites, effective August 7, 2008).

As noted, WMB’s website, www.webmediabrands.com, includes a link to the blog of its Chairman and CEO, Alan Meckler.  We respectfully submit that updates on Mr. Meckler’s blog, which simply post Mr. Meckler’s Twitter “tweets”, comply with Regulation FD and other Commission rules and regulations, including Interpretive Release 34-58288, primarily because Mr. Meckler’s updates do not contain any material non-public information.  Mr. Meckler discusses a wide variety of topics in his posted tweets, which fall into two broad categories, neither of which involve material non-public information.

U.S. Securities and Exchange Commission
January 7, 2011

The first category covers Mr. Meckler’s personal opinions on topics completely unrelated to WMB or its operations.  This commentary ranges from Mr. Meckler’s opinions on sports and entertainment to updates on his personal travels.  For instance, on December 22, 2010, Mr. Meckler tweeted, “Great double treat -the original TRUE GRIT with John Wayne tonight on TCM and yesterday saw the new TRUE GRIT with Jeff Bridges.  Both great," and later that day added, “TCM ran 12 straight hours of John Wayne westerns today.”  On October 19, 2010, Mr. Meckler tweeted, “Just arrived in Capetown after a few days of safari in Botswana.  Amazing to have no internet and no news for 4 days -highly recommended.”   Such postings unmistakably bear no relation to WMB, its operations or even its industry.  We believe investors reading these types of postings clearly understand they are the personal views of Mr. Meckler, do not add to the total mix of information concerning WMB, and therefore do not implicate Regulation FD or related rules and regulations related to the disclosure of non-public information about the Company.

The second broad category of Mr. Meckler’s postings consists of topics that, to varying degrees, relate to WMB, its operations or its industry.  These Company-related postings generally fall into three subcategories:  (i) commentary on the industry in which WMB operates; (ii) previously released information about WMB; and (iii) announcements about WMB that are immaterial.

At times, Mr. Meckler comments on the broader industry in which WMB operates.  On October 13, 2010, Mr. Meckler tweeted, "Yahoo is an amazing brand. Unfortunately it has no obvious plan that will excite its staff nor Wall Street. There are many ways to do this.”  On November 1, 2010, he commented, “Blekko interesting but next big thing in search will be a search engine based on semantic web tech.  Could blow all search out of the water.”  While these postings might provide investors insight into the thought processes of WMB’s chief executive officer, they do not include any information about the Company.  Instead, we believe these types of postings merely reveal Mr. Meckler’s opinions of the industry in general and do not add to the total mix of information on which reasonable investors base WMB investment decisions.  As a result, we respectfully submit that postings in this subcategory do not implicate Regulation FD or related rules and regulations related to the disclosure of non-public information about WMB.

Some of Mr. Meckler’s posts, however, do relate directly to WMB, its operations and its plans.  The second subcategory of postings provides WMB information that has already been made public.  Mr. Meckler’s postings often coincide with press releases or regulatory filings by WMB.  Many of Mr. Meckler’s posts, for example, provide information about previously announced trade shows.  For instance, on December 21, 2010, Mr. Meckler posted, “Registration is now open for SemTech 2011 in June in SF. The number one event for SW in the world. www.semanticweb.com.”  The SemTech show, one of WMB’s trade shows, was scheduled and announced months before Mr. Meckler’s posting and registration was open to the public and widely distributed online.  Mr. Meckler’s tweet merely reiterated in an additional public forum that registration had become available.  Similarly, other postings further spread the word about upcoming publicly announced events, such as Mr. Meckler’s tweet on September 28, 2010, that “We will have a large crowd at SocialAdSummit at New Yorker in NYC on Friday.  Great Program.  www.mediabistro.com/events.”  These and similar postings provide investors and customers with an additional source of public information on the details of the Company’s operations but do not disclose any previously non-public material information.  As a result, we believe these types of postings do not implicate Regulation FD or other rules and regulations related to the disclosure of non-public material information.

U.S. Securities and Exchange Commission
January 7, 2011

The last subcategory of posts contains new details about WMB and its operations that are not material to investors.  For example, as the Staff noted, Mr. Meckler’s blog has provided updates on new services that one of WMB’s networks intends to offer.  In the fast-paced online content provider industry, companies continually update their websites and service offerings.  In fact, WMB disclosed in the beginning of the Business section of the Form 10-K under the heading “Our Strategy—Create and Monetize New Offerings and Services,” that “We expect to continue to develop additional revenue sources by identifying emerging services, technologies and topics of interest and by creating original content, courses and trade shows for those topics through internal development and strategic acquisitions.”  Unlike other industries in which a new product or service offering generally is a material undertaking involving significant capital expenditures or research and development expenses, internet companies’ ordinary business involves continuously developing new offerings on their website, from webcasts to new or redesigned websites.  Because of the non-capital intensive nature of their industry, companies like WMB do this very cost-effectively, and as a result, new service offerings often do not need to be ones that generate material revenue or income.  On September 28, 2010, for example, Mr. Meckler tweeted, “We are about to launch a terrific new service – Mediabistro CreativePro in association with Miama [sic] Ad School.  More info coming.”  He also tweeted on December 28, 2010, “Lots of new features coming to www.semanticWeb.com in 2011 via Eric Franzon.”  These types of postings alert website users to new features on a website and help increase traffic on a particular site, but the new service and features offered, however, were not expected to be, and have not been, material to the overall results of operation or financial condition of WMB.

Similarly, Mr. Meckler at times comments on WMB acquisitions.  Like new features on a particular website, the types of acquisitions Mr. Meckler mentions on his blog are small complementary websites, trade shows or similar assets that are immaterial to the Company as a whole.  On December 16, 2010, for example, Mr. Meckler tweeted, “We acquired www.tvspy.com yesterday.”  WebMediaBrands paid far less for the site than would have triggered disclosure under Items 1.01 or 2.01 of Form 8-K.  In the ordinary course of its business, WMB often closes small transactions for a particular website, blog, trade show or comparable asset with cash on hand or for a small portion of future revenue generated by the acquired property.  These acquisitions do not quantitatively nor qualitatively constitute material transactions implicating Regulation FD and related rules and regulations.  Moreover, WMB maintains internal disclosure controls and procedures to ensure that any material acquisition or material new service offering is disclosed according to SEC rules and regulations, including, where appropriate, by filing press releases and Forms 8-K.

In summary, we submit that the postings on Mr. Meckler’s blog that relate to WMB either reiterate and add details to information that is already public or disclose information that is not material to the operations of WMB.  As a result, in either case, Mr. Meckler’s postings do not consist of the material, non-public information about WMB covered by Regulation FD.

U.S. Securities and Exchange Commission
January 7, 2011

Although we believe the point is moot given they do not disclose material non-public information, as described above, we also respectfully submit that Mr. Meckler’s posts might qualify as “public disclosures” under Regulation FD and Release 34-58288.  In this context, we note that Release 34-58288 explicitly stated that the dramatic increase in the use of company websites since the adoption of Regulation FD meant that, in appropriate circumstances, postings on such sites could satisfy the requirement that material company information be publicly available.  In October 2010, Microsoft Corp. joined Google Inc. and a growing number of companies releasing corporate earnings exclusively on the internet.  Release 34-58288 indicates that information on a company website will be deemed public for Regulation FD purposes if:  (1) the site “is a recognized channel of distribution;” and (2) its posting “disseminates the information in a manner making it available to the securities marketplace in general.”  As to the first requirement, because WMB is an internet company, its website is the most obvious and recognized source and channel of distribution of company information.  The site is widely known and visited by people who follow the Company.  In addition, the Form 10-K includes disclosure of the Company’s website and indicates that the Company’s SEC filings and other information about the Company is available on that site.  As to the second requirement, the Release focuses on “the manner in which information is posted” and “the timely and ready accessibility of such information.”  Mr. Meckler’s blog is clearly displayed and readily accessible and readable on WMB’s public website, and his tweets are widely distributed.  Currently, over 2,000 people follow Mr. Meckler’s posts (in December 2010), meaning that they receive Twitter notifications whenever he posts additional information.  This is what the SEC refers to as “push” technology in the Release.

Item 1A.  Risk Factors, page 5

2.
Please delete the second sentence in which you state that the risks described below are not the only ones facing the company.  Please note that all material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

In future filings, WMB will delete the second sentence, in which it states that the risks described in Item 1A are not the only risks facing the Company.  WebMediaBrands acknowledges that the risk factors disclosed in Item 1A should include material risks facing the Company and that immaterial risks should not be referenced.

U.S. Securities and Exchange Commission
January 7, 2011

Item 8.  Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 32

3.
We note that your disclosure on page 29 that advertising revenue is recognized ratably in the period in which the advertising is displayed, “provided that no significant company obligations remain…”  Please describe further the nature of these significant obligations and the impact on your revenue recognition for these types of arrangements.  To the extent significant, please tell us your consideration for including disclosure in your filing of these obligations and the impact to your revenue recognition policy.

The "significant company obligations" included in the disclosure on page 29 of the Form 10-K relate to WMB’s obligation to deliver a minimum number of advertising impressions as contracted with advertisers.  At the end of each period, WMB reviews the impressions for each advertising campaign to ensure that the minimum number of impressions has been delivered.  To the extent that it did not deliver the contracted advertising impressions, WMB would extend the campaign into the next financial period and appropriately defer the revenue until the impressions are delivered.  WebMediaBrands estimates that to date less than 1% of its advertising revenues are subject to adjustment for under-delivery as nearly all of its advertising campaigns are delivered in full.  If they become significant in the future, WMB will include appropriate disclosure in its filings of these obligations and the impact to its future revenue recognition policy.

U.S. Securities and Exchange Commission
January 7, 2011

Item 9A.  Controls and Procedures

Disclosure Controls and Procedures, page 57

4.
We note your statement that “[a] control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.”  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effectively at that reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please see Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

WebMediaBrands will revise future filings to state clearly that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effectively at that reasonable assurance level.

5.	Please delete the last two sentences of the second paragraph of this section or specify how these limitations apply to your disclosure controls and procedures.

WebMediaBrands will not include the last two sentences of the second paragraph of Item 9A of its Form 10-K for the fiscal year ended December 31, 2009, in future filings.

6.	Please provide the information required by Item 308(T)(a)(4) of Regulation S-K.

In future filings, WMB will include, to the extent it remains applicable, the following statement:

“This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.”

U.S. Securities and Exchange Commission
January 7, 2011

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 9

Stock Incentive Plan, page 10

7.
We note your statement that “[you] generally grant stock options from time to time as part of the periodic grants to certain employees, including the NEOs, based on individual performance.”  Please disclose the criteria used to determine the amount of the awards in connection with performance.  We reissue comment 23 in our letter dated June 25, 2008.

During 2009, WMB awarded stock options to employees, including NEOs, as part of a Company-wide grant program.  The criteria the Company used to determine the number of stock options that the Company awarded included, with respect to each employee, the amount and value of past awards, the number of years of service to the Company, the employee’s position within the Company, the current base salary, the current number of stock options outstanding, and, with respect to NEOs, the Compensation Committee’s assessment of the applicable NEO’s performance of regular duties and responsibilities during the calendar year, based on Board interaction with the NEOs and on the Company’s CEO’s assessment of their performance.  In future filings, WMB will revise its disclosure to include the above factors the Company considers in granting stock options.

Certain Relationships and Related Transactions, page 20

8.
For the last two fiscal years, please provide the largest aggregate amount of principal outstanding, the amount of principal paid and the amount of interest paid under the Meckler Loan.  Please also provide the amount of principal outstanding as of the latest practicable date.  Please see Items 404(a)(5) and 404(d) of Regulation S-K.

As noted in the disclosure under Certain Relationships and Related Transaction on page 23 of the Form 10-K, WMB entered into the Meckler Loan on May 29, 2009 and borrowed $7.2 million on that date.  Please be advised that WMB has not borrowed any additional money under the Meckler Loan to date.  During the year ended December 31, 2009, WMB made one principal payment on the Meckler Loan in the amount of $1.0 million.  Interest expense on the note was $481,000 during the year ended December 31, 2009.  During the nine months ended September 30, 2010, the Company made two principal payments totaling $200,000, and interest expense on the note was $610,000 during the same period.  The outstanding principal balance on the Meckler Loan as of September 30, 2010 was $5.997 million.

In future filings, WMB will include the amount of principal outstanding on the Meckler Loan as of the latest practicable date and include principal and interest payment information as required by Items 404(a)(5) and 404(d) of Regulation S-K.

U.S. Securities and Exchange Commission
January 7, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Exhibits 31.1 and 31.2

9.
Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K.  You should not include the word “quarterly” in paragraphs 3 and 4(c).  Also, paragraphs 4, 4(d), 5 and 5(b) do not track the text of Item 601(b)(31) of Regulation S-K.  Please revise.  This comment also applies to the certifications for both Messrs. Meckler and O‘Neill filed with your Form 10-Qs for the periods ending June 30, 2010 and September 30, 2010.

In future filings, the Company’s certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K.

*  *  *  *  *

As requested, please be advised that WebMediaBrands hereby acknowledges that:

•	WebMediaBrands is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	WebMediaBrands may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WebMediaBrands respectfully submits that the foregoing is appropriately responsive to the comments of the Staff.  If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds

Donald R. Reynolds

cc:           Alan M. Meckler
Donald J. O’Neill
Mitchell S. Eisenberg, Esq.